June 10, 2011

VIA EDGAR AND FEDERAL EXPRESS

Larry Spirgel
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Kirin International Holding, Inc.
Amendment No. 1 to Form 8-K Filed April 28, 2011
File No. 333-166343

Dear Mr. Spirgel:

We hereby submit the responses of Kirin International Holding, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated May 6, 2011, to Mr. Longlin Hu of the Company in regard to the above-referenced Amendment No. 1 on Form 8-K (the “Amendment”) to the Company’s Current Report on Form 8-K filed on March 7, 2011 (the “Original Form 8-K” and, as amended by the Amendment, the “Amended 8-K”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the page numbers in Amendment No. 2 to the Original Form 8-K filed with the Securities and Exchange Commission on June 10, 2011 (the “Second Amendment”). Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amended 8-K, as further amended by the Second Amendment.

General

1.	We note your response to comment 45 from our letter dated April 1, 2011 and your revisions. Further revise disclosures on pages 51, 55 and 57 to make clear that you have one PRC subsidiary.

Company Response: The Company has revised the disclosure in the Second Amendment to reflect that it has one PRC subsidiary.

2.	Restore the disclosure under Item 3.02 Unregistered Sales Of Equity Securities.

Company Response: The Company has restored the disclosure under this item of the Second Amendment.

3.
We note your response to our prior comments three, four and five from our letter dated April 1, 2011. With regard to your consulting firm, Primatrix, tell us specifically how many individuals from Primatrix are Certified Public Accountants in the U.S. Also, tell us how many hours actual U.S. Certified Public Accountants worked on converting your financial statements to U.S. GAAP. As previously requested, please provide us with Primatrix’s address.

Company Response:  Primatrix has three U.S. Certified Public Accountants in total. Our project manager is the only U.S. Certified Public Accountant from Primatrix that has worked on our financial statements. The project manager has  worked approximately 350 hours on converting our financial statements to U.S. GAAP.

Primatrix’s address is Room 68, 24/F, Tower 3, China Central Place, 77 Jianguo Road, Chaoyang District, 100025 Beijing, China.

4.
We note your response to our prior comment seven from our letter dated April 1, 2011. However, it is not clear to us why you believe that knowledge of and experience with PRC GAAP is equivalent to knowledge and understanding of U.S. GAAP. Please provide a risk factor to disclose that you do not have an audit committee and that your board members do not have specific knowledge and understanding of U.S. GAAP.

Company Response: The Company has added the following risk factor in the Second Amendment:

“WE DO NOT HAVE AN AUDIT COMMITTEE AND OUR FULL BOARD OF DIRECTORS FUNCTIONS AS OUR AUDIT COMMITTEE AND IS COMPOSED OF NON-INDEPENDENT DIRECTORS WHO LACK SPECIFIC KNOWLEDGE AND UNDERSTANDING OF U.S. GAAP.

We have no separate audit committee. Our full board of directors functions as our audit committee and is comprised of members who are not considered to be “independent” in accordance with the requirements of Rule 10A-3 under the Exchange Act or with NASDAQ listing requirements. An independent audit committee plays an important role in the corporate governance process, assessing the Company’s financial reporting processes, risks and internal controls, and evaluating internal and external audit functions. The lack of an independent audit committee may prevent the board of directors from being independent from management in its judgments and decisions and its ability to pursue such responsibilities without undue influence. Furthermore, the members of our board of directors lack specific knowledge of and professional experience with U.S. GAAP. Thus, our board of directors may not be able to effectively oversee our financial reporting, internal controls and audit functions which may in turn affect the integrity of our financial statements and adequacy of our disclosures.”

Item 1.01 Entry Into A Material Definitive Agreement, page 2

Share Exchange, page 2

5.
Incorporate substantially similar information as that provided in response to comment 8 from our letter dated April 1, 2011 under “Share Exchange” on page 2. Make clear, if true, that the Offering was contemplated prior to the Share Exchange.

Company Response: The Company has revised the disclosures under this item in the Second Amendment to reflect the Company’s response to previous comment 8.

Organization & Subsidiaries, page 5

6.
In regard to comment 16 from our letter dated April 1, 2011, explain in detail how the relevant parties came to the decision to enter into the Contractual Agreements. Disclose whether entering into these agreements was part of the greater Share Exchange reorganization.

Company Response: The Contractual Agreements were entered into in anticipation of the Share Exchange so that, following the Share Exchange, the Company would be required to consolidate the financial statements of the Operating Companies.   The Company has revised its disclosure in this section to clarify that the Contractual Agreements were entered into in anticipation of the Share Exchange.

Entrusted Management Agreement, page 6

7.
Add disclosure substantially similar to your response to comment 17 from our letter dated April 1, 2011 to the body of the filing under Entrusted Management Agreement. In addition, disclose whether Kirin Management has paid any of the Operating Companies’ respective debts to date.

Company Response: The Company has added disclosure in this section of the Second Amendment addressing the management fee and the Operating Companies’ respective debts.

8.
We reissue comment 18 from our letter dated April 1, 2011 in part. Explain how Kirin Management and the Operating Companies determine Operating Company debt and the respective Operating Companies’ ability to pay that debt. Disclose whether any written or oral arrangements or agreements regarding any aspect of calculation and payment of the debts of the Operating Companies exist.

Company Response: The Operating Companies accrue debt in the normal course of their business and operations. The Operating Companies plan to repay these debts with funds generated from their operations. If the Operating Companies do not have enough cash to repay such debts when they become due, Kirin Management will be responsible to pay the debts to the extent the Operating Companies are not able to repay them. There is no existing written or oral arrangement or agreement regarding any aspect of calculation and payment of the debts of the Operating Companies except the Entrusted Management Agreement.  The Company has revised the disclosure in this section of the Second Amendment to reflect the foregoing.

Exclusive Option Agreement, page 6

9.
We note your response to comment 21 from our letter dated April 1, 2011, but it remains unclear why the consideration paid to the shareholders of the Operating Companies for exercising the option will be returned to Kirin Management or the Operating Companies. Please explain. In addition, make clear how you account for this arrangement, whether in writing, by verbal agreement or otherwise.

Company Response: The goal when structuring the post-Share Exchange organization of the Company was for Mr. Guo to maintain beneficial ownership of and control over the Operating Companies.  Prior to the Contractual Arrangements, Mr. Guo had been the sole beneficial owner of all of the shares of the Operating Companies and controlled the Operating Companies with the registered shareholders of the Operating Companies serving as nominal shareholders on Mr. Guo’s behalf.  In order to facilitate a going public transaction and maintain Mr. Guo’s control of the Operating Companies, Mr. Guo caused the registered shareholders of the Operating Companies to enter into the Contractual Arrangements with Kirin Management. In addition, Mr. Guo entered into the Call Option Agreement with Ms. Reien which entitles him to purchase all of the shares of Prolific Lion, the principal shareholder of the Company, and gives him beneficial ownership and control over the Company following the Share Exchange.

As a result of the Share Exchange, the equity interests of the Operating Companies are beneficially owned by the Company.  Accordingly, when Kirin Management acquires the shares of the Operating Companies pursuant to the Call Option Agreements, it is a transaction whereby only the record ownership of such shares will change.  There will be no change in beneficial ownership.  Thus the Company shall not be required to pay consideration to the registered shareholders of Operating Companies for what is essentially a change in record ownership, not beneficial ownership of such shares. However, under PRC laws and regulations, regardless of the beneficial ownership position, Kirin Management may still be required to pay the share transfer price.

This arrangement is set forth in the Exclusive Option Agreements.  Specifically, Section 2.1 provides that the shareholders of the applicable Operating Company are obligated to return the consideration paid by Kirin Management upon exercise of its option to acquire the shares of such Operating Company from such shareholders.

10.
Supplement the disclosure referenced in your response to comment 22 from our letter dated April 1, 2011 to explain whether and how restrictions on foreign ownership of Chinese domestic businesses affect the company’s ability to purchase the operating companies.

Company Response: As of the date of this response letter, development of vast tracts of land and the construction and operation of upscale hotels, villas and upscale office buildings are restricted items for foreign investment. China has imposed strict regulations on foreign invested real estate development enterprises since 2006. Therefore, the Company believes that there would be complex procedural requirements, including examination by governmental authorities if the Company tried to obtain approval for the acquisition of share equity or assets of the Operating Companies under current PRC regulations. The Company has added relevant disclosure discussing the foregoing under the subheading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Overview of Kirin China” of Item 2.01 of the Second Amendment.

11.
We reissue comment 23 from our letter dated April 1, 2011. Explain the background, including but not limited to how and when Ms. Iwamatsu Reien came to control Kirin China through Pacific Lion Limited, Valiant Power Limited and Solid Wise Limited. Discuss whether her control of Kirin China coincided with or was related to the Call Option Agreements and any relationship she had to parties involved in the company now or prior to the reverse merger, promoters and other actors. In addition, explain the statement in your response regarding Ms. Iwamatsu Reien acting as “the nominee for the option holders under the Call Option Agreement.”

Company Response: Ms. Reien is the sole shareholder of Solid Wise Limited, Prolific Lion and Valiant Power (collectively, the “BVI Companies”).  Ms. Reien is a friend of Mr. Guo and established Kirin China for Mr. Guo, Mr. Longlin Hu and Ms. Xiangju Mu (the “Option Holders”) to comply with SAFE Circular 75 in anticipation of a potential share exchange transaction with a U.S. reporting company. At the time Kirin China was formed, it was anticipated that Ms. Reien would enter into the Call Option Agreements with the Option Holders prior to the share exchange transaction.

Ms. Reien merely acts as the nominal shareholder of the BVI Companies and holds shares of the BVI Companies for Mr. Guo, Mr. Longlin Hu and Ms. Xiangju Mu until they own the shares themselves, and does not and will not receive any economic benefit for holding the shares of BVI Companies.  Ms. Reien does not and will not engage in the management or operation of any of the BVI Companies or Kirin China.

12.
We reissue comment 24 from our letter dated April 1, 2011. Clearly explain the respective relationships Messrs. Jianfeng Guo and Longlin Hu and Ms. Xiangiu Mu have with each of the entities noted in the corporate structure chart and with Ms. Reien. We note, for example, that these individuals signed the Share Exchange Agreement as directors of Prolific Lion, Valiant Power and Solid Wise respectively. We note further, that clause 2.8 in each of the Call Option Agreements appears to grant each purchaser the current right to vote the shares held by the applicable BVI Company, in which case Mr. Jianfeng Quo effectively controls the company.

Company Response: We refer the Staff to the Company’s response to comment 11. Mr. Guo, Mr. Hu and Ms. Mu are the beneficial owners of Prolific Lion, Valiant Power and Solid Wise, respectively. In addition, Mr. Guo serves as a director of Prolific Lion, Mr. Hu serves as a director of Valiant Power and Ms. Mu serves as a director of Solid Wise, Ms. Reien serves as the other director of each of the BVI Companies. .

13.
We note your response to comment 26 from our letter dated April 1, 2011. Detail the communications whereby you were advised that “an equity pledge agreement is not a core agreement and that the lack of the same will not affect the consolidation of the VIE,” identifying the source of the advice. Per prior comment 26, disclose the percentage revenue each VIE represents to the company.

Company Response: We have been advised by our PRC counsel, Global Law Office, that Kirin Management has the full power to control the share equity of the Operating Companies pursuant to the Contractual Arrangements under PRC law. In conjunction with the legal analysis by Global Law office, our auditor, Marcum Bernstein & Pinchuk LLP, has advised that the financial statements of the Operating Companies can be consolidated with the Company without the need for an equity pledge agreement.

The Company has added disclosure on page 7 of the Second Amendment under the heading “Description of Business—Overview of Kirin China—Organization & Subsidiaries” of Item 2.01 to reflect that Xingtai Zhongding and Hebei Zhongding represent 93.62% and 6.38%, respectively, of the Company’s revenue.

14.
In our experience, equity pledge agreements are one of the central ways through which effective control of the VIE structure is claimed and enforced. While the consolidation may be referenced in other signed agreements, thereby potentially considered “effective,” the registration of the equity pledge agreement would presumably secure the rights of Kirin and its WFOE and be upheld in a PRC court of law. Provide us with detailed analysis as to how this arrangement, without registration of equity pledge agreements, is enforceable in a PRC court of law, pursuant to your other agreements, or otherwise.

Company Response: The ownership structure that has been put in place to accomplish the offshore public listings provide for the Company owners to maintain voting control and should be considered an indirect controlling financial interest in the PRC by the existing equity holders.  Therefore the Operating Companies would not be considered VIEs since the equity investors are essentially the same before and after the public listing transaction.  Accordingly, the Company determined that the Operating Companies are not VIEs and is therefore utilizing the Voting Interest Model to determine the appropriate accounting disclosure and presentation requirements.

Pursuant to the Entrusted Management Agreement between Kirin Management, the Operating Companies and the shareholders of the Operating Companies, the Operating Companies and their shareholders agreed to entrust the business operations of the Operating Companies and its management to Kirin Management. Kirin Management has the full and exclusive right to manage and control all cash flow and assets of the Operating Companies and to control and administrate the financial affairs and daily operation of the Operating Companies.

Pursuant to the Shareholders’ Voting Proxy Agreement between Kirin Management and the shareholders of the Operating Companies, the Operating Companies’ shareholders irrevocably and exclusively appointed the board of directors of Kirin Management as their proxy to vote on all matters that require the approval of the Operating Companies shareholders.

We believe the above agreements can ensure the control of Operating Companies in both the daily operation as well as important decision makings in the board meeting level.

The Pledge Agreement often adopted in other deals are often for the purpose of endure that the shares of the Operating Companies will not be transferred to other third parties. The Exclusive Option Agreement can also fulfill this target by providing in section 3.2:  Operating Companies and their shareholders represent to Kirin Management that: With respect to the shares interest held by Shareholders in Operating Companies, (1) […] (2) none of Shareholders, has mortgaged or pledged his shares of Operating Companies, nor has them granted any security interest or borrow against shares of Operating Companies in any form; and (3) none of Shareholders has sold or will sell to any third party its shares in Operating Companies. With respect to the assets of Operating Companies which may be transferred to Kirin Management at Kirin Management’s option hereunder, (1) Operating Companies owns all such assets and has not mortgaged or pledged or otherwise encumber such assets; and (2) Operating Companies has not sold or will sell to any third party such assets.

Our PRC legal counsel Global Law Office advised that the above covenants made by the Operating Companies and their shareholders have the effect similar to the share pledge agreement in respect to ensuring all shares and equity will not be transferred to any third parties and remain under the control of Kirin Management. In addition, the above provisions are all legally effective and enforceable under the PRC law. We also refer the Staff to the response of comment 13 and the legal opinion issued by Global Law Office.

15.
Explain in detail how the company came to file incorrect versions of the respective Call Option Agreements. We note that the Call Option Agreements as originally filed were dated as of November 22, 2010, whereas the Call Option Agreements filed with this amendment are dated as of December 22, 2010. We further note that original Exhibits 10.11 and 10.12 feature what appear to be actual signatures. Moreover, the financial milestone conditions in the newly filed agreements are significantly less onerous.

Company Response: Mr. Guo, Mr. Hu and Ms. Mu previously signed the versions dated November 22, 2010. After the execution of the first version, our PRC counsel made several revisions.  Mr. Guo, Mr. Hu and Ms. Mu signed the revised versions dated December 22, 2010. Accordingly, the previous versions dated November 22, 2010 were replaced and terminated by the version dated December 22, 2010. The November 22, 2010 versions were accidentally filed instead of the December 22, 2010 versions.

16.
Incorporate your response to comment 28 from our letter dated April 1, 2011 into the amended Form 8-K. The added disclosure should make clear that the purpose of entering into the Call Option Agreements was to avoid conflict with SAFE Circular 75 and how the agreements so operate. In addition, explain, if true, that the agreements are nominal in nature as the material financial milestones were designed to be met easily. Finally, detail what benefit Ms. Iwamatsu Reien received for entering into the agreements.

Company Response: The Company has revised the first paragraph on page 9 of the Second Amendment to reflect that: (i) the purpose of entering into the Call Option Agreements was to avoid conflict with SAFE Circular 75 and (ii) that the financial milestones were designed to be easily met.  In addition, the Company has inserted a new paragraph on page 9 of the Second Amendment to reflect that (i) Ms. Reien acts as the nominee of the Option Holders; (ii) that Mr. Guo, Mr. Hu and Ms. Mu have the right to direct the vote of the applicable BVI Companies and are deemed to beneficially own the shares of the Company’s common stock owned by the BVI Companies; and (iii) that Ms. Reien has not and will not receive any consideration or compensation for entering into the Call Option Agreements

17.
In your response to comment 29 from our letter dated April 1, 2011, you state that the scope of Kirin Management’s business license covers “marketing, management, investment consulting and international economic information consulting.”  Explain in detail how the license covers management of the “daily operations” of the real estate development Operating Companies as provided for under the Entrusted Management Agreement. In addition, describe the scope of the Operating Company business licenses and whether any operations fall outside covered activities.

Company Response: There is no restriction or limit on what kind of “management” can be provided by Kirin Management. Therefore, we consider that management of the “daily operations” of the Operating Companies to be covered by the scope of “management” as specified in the business license of Kirin Management. The scope of the Operating Companies’ business licenses includes development and operation of real estate, house leasing, wholesale and retail sale of construction materials. The Operating Companies do not have any operations falling outside the covered activities.

18.
Supplement the disclosure added in response to comment 30 to reflect your disclosure on page 34 that the “company effectuated [its] organizational structure due to China’s limitations on foreign investments and ownership in certain Chinese domestic businesses.”  Detail the specific foreign investment restrictions applicable to you.

Company Response: The Company has supplemented the disclosure under the subheading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Overview of Kirin China” in the Second Amendment detailing the specific restrictions applicable to the Company.

19.	Please add disclosure substantially similar to your response to comment 31 from our letter dated April 1, 2011 to your amended Form 8-K.

Company Response: We have added the relevant disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Overview of Kirin China” in the Second Amendment.

20.
We note your response to comment 32 from our letter dated April 1, 2011. Disclose what benefit both Mr. Jianfeng Quo as beneficial owner as well as the registered shareholders received from entering into the contractual arrangements and what incentives they have to continue to perform.

Company Response: As part of the Share Exchange reorganization and as consideration for entering into the Contractual Arrangements, Mr. Jianfeng Guo will have the option to purchase at a nominal price all the shares of Prolific Lion Limited, which is our majority shareholder pursuant to the Call Option Agreement. The registered shareholders will not receive any benefit because they are holding the shares of the Operating Companies for Mr. Guo as trustee and do not and will not perform any of the management activities of the Operating Companies. We also refer the Staff to our response of comment 12.

21.
Revise your disclosure to incorporate information substantially similar to that provided in your response to comment 33 from our letter dated April 1, 2011. The disclosure should make clear for each of the Operating Companies all reasons why Mr. Jianfeng Guo utilizes the Operating Company shareholders as nominal holders. In addition, detail how each registered shareholder came to hold their respective shares.

Company Response: The Company has revised the relevant disclosure below the corporate structure on page 8 in the Second Amendment.

22.
Further, provide a detailed analysis of the legality, validity, and effectiveness of the trust agreements considering the totality of the facts and circumstances including, but not limited to, PRC limitations on foreign ownership in the real estate industry and restrictions under the Company Law regarding companies owned by sole individual shareholders having wholly owned subsidiaries. Identify all rules, regulations, circulars, notices and PRC authorities involved. Specifically, tell us how the Trust Law of the People’s Republic of China (Order of the President No.50) affects your analysis. We note that Article 11(1) of the Trust Law invalidates a trust where “the purposes of the trust constitute a violation of laws or administrative regulations, or impair public interest.”

Company Response: We consider the trust agreements to be legal and valid because the Company Law of PRC does not prohibit a sole individual from expanding his/her business or making an investment in the form of a company. It was a common practice in China to use a spouse or a family member as the minor shareholder of a company to satisfy the minimum number of shareholders requirement by the Company Law before it was amended. Originally, the law had been that a limited liability company must have at least two shareholders, while after the amendment, the law allowed for a limited liability company to be owned by a sole shareholder. The restriction of a sole individual shareholder under the Company Law is not a “mandatory provision” or a “forbidding provision” in essence. The purpose of the trust agreements is to avoid conflict with the requirement by the Company Law on the form of a company set up by a sole individual, and we consider the trust agreements not to violate the laws but to comply with the laws. Therefore, we believe the Trust Law and the provision of Article 11(1) do not affect the legality, validity, and effectiveness of the trust agreements.

In addition, according to the Provisions of Several Issues on Application of the Company Law (III) issued by the Supreme Court of the PRC on January 27, 2011 and effective as of February 16, 2011, if a beneficial owner and the nominal shareholder of a limited liability company entered into a trust agreement providing that the beneficial owner should make a contribution and is entitled to the benefit of such investment and the share equity is registered under the name of the nominal shareholder, if such agreement does not fall under the scope of Article 52 of the Contract Law of the PRC, then the trust agreement shall be effective and supported by the court. Article 52 of the Contract Law provides that a contract shall be invalid if it is entered into fraudulently or by threat, harms the country’s interest, harms other parties’ interest in a malicious way, impairs the public interest, or violates the “mandatory provision” or “forbidding provision” of laws and administrative regulations. We are advised by our PRC counsel that the trust agreements do not fall into the above scope and are effective and can be supported by the court.

Regarding the trust arrangement for the ownership of a real estate company, we are of the opinion that our business is not defined as a prohibited industry for foreign investment. Therefore, the indirect controlling interests through the Contractual Arrangement shall not be regarded as a trust arrangement that is in “violation of laws or administrative regulations, or impairs public interest.”

23.
Add disclosure substantially similar to the information in your response to comment 34 from our letter dated April 1, 2011. Explain how you intend to meet the financial obligations of Kirin International Holding, Inc., if not through dividends from your PRC subsidiary. In addition, quantify the economic benefits Kirin Management has received from the operating companies to date, via management fees or otherwise.

Company Response: We intend to use the proceeds from our private placement and potential future offerings to pay the financial expenditures of Kirin International Holding, Inc. As a holding company, Kirin International Holding, Inc. does not have material expenditures. Kirin Management has not received any cash or assets from the Operating Companies but has the right to obtain management fees equal to the profit of the Operating Companies in 2011. All significant costs and expenses occur in the Operating Companies.

PRC Real Estate Market Overview, page 12

Future Development Trends and Regulations of the Real Estate Industry in the PRC. Page 12

24.
We note your response to comment 40 from our letter dated April 1, 2011. Further revise to indicate that the statistic cited shows faster purchasing power growth in tier three cities as compared to tier one cities.

Company Response: The Company has revised the fourth paragraph in this subheading of the Second Amendment in response to the Staff’s comment.

Market Overview of the Bohai Sea Surrounding Area, page 14

25.
We note the revisions made in response to comments 41 and 42 from our letter dated April 1, 2011. Further revise the “Land Use Right Procurement Costs” and “Growth of Land Use Right Procurement” charts to provide readable figures/information and to present in U.S. dollars. With regard to the “Price of Commercial Residence/Residence Paying...” chart further revise to present in U.S. dollars and clarify whether the chart provides prices for commercial residences, as indicated by the chart title, or for private residences, as indicated by the narrative disclosure.

Company Response: The Company has revised its disclosure in this subheading of the Second Amendment in response to the Staff’s comment.

Competitive Advantages, page 16

26.
We note your revision in response to comment 43 from our letter dated April 1, 2011. However, the competitive advantage bullet labeled “Strong Relationships with Local Government” continues to conflict with disclosure in the last paragraph under “Competition” on page 15. Remove the bullet point disclosure accordingly.

Company Response: We have revised our disclosure in this section to remove the statement “… government and” from the last paragraph under “Competition” in the Second Amendment.

Government Regulation and Approvals, page 18

Permits and Certificates, page 18

27.
Revise your disclosure to incorporate your response to comment 46 from our letter dated April 1, 2011 into the filing. Supplement the added disclosure by discussing whether breaking construction projects into separate phases so as to avoid certification requirements presents any risk to the company. In addition, explain further the temporary approval you received to develop your current projects. Your explanation should clarify what you are and are not allowed to do pursuant to the temporary approval and any risks stemming from temporary rather than permanent approval.

Company Response:  We have added the following disclosure on page 20 of the Second Amendment:

“Construction projects in China often take 3-5 years or even longer to complete. As a result many real estate and development companies often divide projects into a number of shorter phases, allowing them to sell and collect funds from a finished phase while the remainder of the project is still ongoing. The Ministry of Construction along with other sectors of government have taken the position that each phase of a project can be looked at on an individual basis for determining which grade of a development certificate a company needs to obtain to participate in the project. This allows a company with a lower grade to do a bigger project if it is broken into a number of smaller phases. However, if a company wants to develop a bigger project and do it altogether at the same time and in a short period, then the requirement for higher grade of certificate will be required.”

The Company has received a temporary approval, which provided that (1) our Operating Companies are regarded as qualified for the Grade Two requirements, allowing us to develop project(s) of no more than 250,000 squares each time; (2) if we want to expand our business out of Hebei Province, our Operating Companies need to obtain approval from other competent local authorities; and (3) we are required to submit formal applications for the Grade Two certificate in a timely manner.

Since dividing larger projects into several smaller stages is a common practice and the applicable government authority ordinarily approves such division, the Company does not believe that there are any risks relating to this practice.

28.	Supplement the disclosure added in response to comment 47 from our letter dated April 1, 2011 to clarity what you mean by “100% pass rate.”

Company Response: We have revised our disclosure in the Second Amendment to replace “100% pass rate” with “100% of its completed projects passing the quality inspection by the supervising authority.”

29.
Further revise your disclosure in response to comment 48 from our letter dated April 1, 2011, to clarify which of the five certificates and permits you have for each of Kirin County Community, Kirin Bay and No. 79 Courtyard. Explain when you expect to receive the additional necessary permits.

Company Response:We have obtained all of the Land Use Rights Certificates, Construction Land Planning Permits, Construction Work Planning Permits, Work Commencement Permits and Pre-Sales Permits for Kirin County Community. We have also obtained Land Use Rights Certificate and Construction Land Planning Permit for our No. 79 Courtyard project. We expect to obtain Construction Work Planning Permits and Work Commencement Permits and Pre-Sales Permits by September 2011 for our No. 79 Courtyard Project.  For Kirin Bay Project, which will be divided into three parcels of land, we have applied for the Land Use Rights Certificate for the first parcel of land, which we expect to receive in June 2011.  We are in the process of applying for the remaining permits and certificates, which are expected to be completed by September 2011.

The above expectations are based on our previous experience and the current working schedule and efficiency of the government authority. However, such timeline may be extended or shortened due to the changes in the authority’s working schedule or efficiency.

We have revised our disclosure in last paragraph of “Government Regulation and Approvals—Permits and Certificates” in the Second Amendment to reflect the foregoing.

Dividend Distributions, page 19

30.
We reissue comment 50 from our letter dated April 1, 2011 in part. Revise to indicate whether the allocations Kirin Management has made to its statutory reserve fund to date comply with the applicable PRC laws and regulations. To the extent that it has not complied with these requirements, please quantify any fines or penalties the company may be subject to as a result of such non-compliance.

Company Response: The statutory fund shall be set aside only when the PRC Subsidiary records profit in a fiscal year. Kirin Management has not yet recorded profit and therefore has not set aside any allocations to the statutory fund, in compliance with the applicable PRC laws and regulations with respect to the statutory reserve fund. If the PRC Subsidiary fails to set aside allocations to the statutory fund when it records profit at the end of a fiscal year, it will be subject to a fine of no more than $30,249. We have revised the relevant disclosure in first paragraph under “Government Regulation and Approvals—Dividend Distributions” in the Second Amendment.

Risk Factors, page 21

Risks Relating to the People’s Republic of China Generally, page 27

Since Most Of Our Assets Are Located In PRC. Any Dividends Of Proceeds From Liquidation.... page 29

31.
Per comment 54 from our letter dated April 1, 2011, explain how any proceeds from the liquidation of the Operating Companies would or would not be accessible by your PRC subsidiary. We note that the Operating Companies are controlled via contractual arrangement rather than direct investment Under The Enterprise Income Tax Law.

Company Response: When the Operating Companies are liquidated, since Kirin Management controls the Operating Companies through the Contractual Arrangements, to obtain the proceeds from the liquidation of the Operating Companies, it can (i) exercise the option under the Exclusive Option Agreement to buy the assets of the Operating Companies when the Operating Companies are liquidated; and (ii) through exercising the shareholders’ voting proxy, make a shareholders’ resolution to resolve that all proceeds from liquidation of the Operating Companies be transferred to Kirin Management without consideration. In accordance with the Exclusive Option Agreement, any consideration for exercising such option will be returned to Kirin Management. The assets of the Operating Companies will be transferred to Kirin Management during liquidation through Kirin Management’s exercise of the option under the Exclusive Option Agreement. And therefore, proceeds from the liquidation of the Operating Companies shall be accessible by Kirin Management.

We May Be Classified As A “Resident Enterprise”.... page 29

32.
We reissue comment 55 from our letter dated April 1, 2011. Disclose that the call option agreements referenced allow each of Jianfeng Guo, Longlin Hu and Xiangju Mu to currently exercise voting rights over the shares of the respective BVI entities. Discuss how this factor affects the analysis of whether you should be deemed a “resident enterprise.” Similarly discuss this aspect with regard to the impact of SAFE Circular 75.

Company Response: The Company has added the following disclosure in the risk factor titled “Under the Enterprise Income Tax Law…..” in the Second Amendment:

“The Call Option Agreements allow each of Jianfeng Guo, Longlin Hu and Xiangju Mu to exercise voting rights in their respective BVI Company. As a result, the Company may be deemed under PRC law to be controlled and managed by PRC residents. PRC tax authorities may therefore deem the Company as a ‘"resident enterprise."”

In addition, we added the following disclosure in the risk factor titled “Recent PRC Regulations Relating to the Establishment of Offshore Special Purpose Companies…” in the Second Amendment:

“However, the Call Option Agreements allow each of Jianfeng Guo, Longlin Hu and Xiangju Mu, who are PRC residents, to exercise voting rights in their respective BVI Company. As a result the BVI Companies may be deemed to be special purpose vehicles as provided in Notice 75 by SAFE and therefore subject the Option Holders to Notice 75.”

If PRC Regulatory Authorities Determine That Our The Offering Required, page 30

33.	Further revise the risk factor heading to refer to the reverse acquisition in lieu of “Our Offering.”

Company Response: The Company has revised the heading to the risk factor titled “If PRC Regulatory Authorities…” in the Second Amendment to replace reference to “Our Offering” with the “Share Exchange.”

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations. Page 33

34.
We note your response to our prior comment 60 from our letter dated April 1, 2011, and your reference to a legal opinion issued by Global Law Office. It appears that this legal opinion was not included in your recent amendment. We will defer this comment until you file the legal opinion issued by Global Law Office.

Company Response: The Company has furnished a hardcopy of the legal opinion issued by Global Law Office with this correspondence.

35.
We note your response to our prior comment 61 from our letter dated April 1, 2011 and your new disclosure regarding residential home buyers. Please enhance your disclosure to also discuss significant commercial property customers. Disclose if any one customer represents more than 10% of revenue or accounts receivable.

Company Response: The Company has added new disclosure under “Results of Operations—Revenues and Gross Profit” in the Second Amendment.

36.	We note your response to our prior comment 63 from our letter dated April 1, 2011. In this regard:

a.      Please disclose why your competitors in Xingtai have not experienced similar growth.

b.      Disclose why you believe that customers buy your properties even though they have an “above-average selling price,”

c.      Disclose in detail your revenue and gross margin expectations for future periods.

d.      Disclose what impact challenges in the short term to medium term PRC economy will have on your revenues and gross margins.

e.      Disclose why the current downturn in the economy has not affected your revenues and gross margins.

Company Response:

a. We do not have specific knowledge as to why our competitors in Xingtai have not experienced growth similar to ours. To clarify, the Company’s belief that its competitors have not experienced similar growth is based on informal discussions with its competitors and other participants in the local real estate market. The Company has not had any discussions regarding any reasons why its competitors have not experienced similar growth, nor is it independently aware of any such reasons..

b. The Company has added disclosure under “Recent Developments” in the Second Amendment.

c. Our projection for the next three years is listed below:

	For the Year Ending December 31, 2011	For the Year Ending December 31, 2012	For the Year Ending December 31, 2013
	Dollars	Dollars	Dollars

Revenue from real estate, net	150,810,029	254,754,750	271,715,752
Cost of real estate sales	(97,373,134)	(162,087,605)	(167,312,681)
Gross Profit	53,436,895	92,667,145	104,403,071

The above projection is based on our previous experience and the current market condition. However, there can be no assurance that China’s future economics of housing would not have a negative influence on our business in the next three years.

d. The company has revised relevant disclosure under the subheadings “Governmental Regulations,” “Interest Rate Challenges” and “Inflation challenges” under the heading “Factors Affecting our Operating Results.”

e. There have been no signs of a “downturn” in the PRC economy in general, or in the local economies of the local markets in which we operate, that would affect our revenue or gross margin

Government Regulations, page 35

37.
The disclosure added in response to comment 59 from our letter dated April 1, 2011 inappropriately replicates that provided under Government Regulation and Approvals. The disclosure here should concisely summarize the most material regulations which have or that you expect will have a material effect on your business. Please revise accordingly.

Company Response: We have revised relevant disclosure under “Factors Affecting our Operating Results—Government Regulations” in the Second Amendment.

Results of Operations, page 40

38.
We note some revision in response to comment 62 from our letter dated April 1, 2011, yet reissue the comment in part. Please expand this section to disclose the underlying factors responsible for each material financial line item change and discuss your expectations going forward. For example, and only by way of one example, you provide no narrative description as to why 2010 operating expenses increased. We note that “[o]perating expenses for the year ended December 31, 2010 increased 59%.”  Please revise your disclosure to explain all such changes.

Company Response:  The Company has revised the disclosure of this section under “Results of Operations” in the Second Amendment.

Liquidity and Capital Resources, page 45

39.
We note your response to comment 64 from our letter dated April 1, 2011, but see little to no applicable revision. Revise to discuss and quantify all material short-term liquidity requirements. Further, provide similar disclosure regarding all material long-term liquidity requirements. For example, we note that construction of the Kirin Bay Project and the No. 79 Courtyard Project is scheduled to start in 2011. As another example, we note your intent to expand your focus to the Bohai Sea Surrounding Area. Clarify whether management believes the company will have sufficient cash and other financial resources to fund operations and meet its obligations for the next twelve months and beyond and identify the anticipated sources of funds required.

Company Response: We have revised the disclosures relating to “Liquidity and Capital Resources” in the Second Amendment.

40.
The disclosure added in response to comment 68 from our letter dated April 1, 2011 does not explain how you expect the regulatory limitations discussed to affect the liquidity of you, your PRC subsidiary and the Operating Companies. Revise accordingly.

Company Response: For the regulatory limitation of foreign exchange regulation, we have added in the Second Amendment that “We expect to obtain funds in foreign exchange through private or public offering in the future and these limitations could affect our PRC Subsidiary and Operating Companies’ ability to obtain foreign exchange through debt or equity financing” at the end of the sixth paragraph under “Liquidity and Capital Resource—Year Ended December 31, 2010 Compared with the Year Ended December 31, 2009”.

For the regulatory limitation of dividends payment, we have already stated that “Our PRC Subsidiary, Kirin Management cannot distribute the profits or pay dividends out of China before it sets aside such statutory fund unless the amounts in such fund reaches 50% of its registered capital. Our PRC Subsidiary has the discretion to allocate a portion of their after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Although the statutory reserves can be used to, among other things, increase the registered capital and eliminate future losses in excess of retained earnings of the PRC Subsidiary, these reserves are not distributable as cash dividends or remitted out of China except in event of liquidation of the PRC Subsidiary” in the seventh paragraph under “Liquidity and Capital Resource—Year Ended December 31, 2010 Compared with the Year Ended December 31, 2009”.

Operating Activities, page 46

41.	Elaborate to explain in detail the dramatic increase in net cash used in operating activities in fiscal 2010 as compared to fiscal 2009.

Company Response: The Company has revised the disclosure under section “Liquidity and Capital Resources” in the Second Amendment.

Long-term bank loans, page 47

42.
We note your response to comment 69 from our letter dated April 1, 2011. With regard to your loan agreement with Xingtai Yejin Branch, Industrial and Commercial Bank of China (Exhibit 10.16) explain the effect of both the 36 month term from clause 3.2 under Party I Loan Terms and clause 3.5 under Part II Real Property Loan Contract. In addition, clarify in your disclosure, if true, that the 7.02% interest rate cited is as of December 31, 2010.

Company Response: The 36 month term is the maximum length the term of the loan from the bank can be. However, the term starts from the approval of the loan even though the loan will not be released to the Company until the registration of the mortgage is completed. Therefore, the actual term of the loan is less than 36 months and shall be subject to the term as specified in the receipt of each reimbursement of the loan, which ranges from 29 to 34 months, as disclosed in the Second Amendment. Clause 3.5 is a standard term of the loan agreement, and is taken into accounts by the bank when determining repayment date in each reimbursement of the loan. In practice, the Operating Companies will report the progress of the project to the bank periodically, and the bank does not request any repayment or collect any payment before the maturity date as specified in the receipt of each reimbursement of the loan notwithstanding clause 3.5. We have revised the disclosure to clarify that the actual 7.02% interest rate is the current interest rate, which has been applied as of December 31, 2010.

Due to a stockholder, page 48

43.
Please explain why your disclosure under “Due to a stockholder” and the financial notes to Exhibit 99.1 indicate that Mr. Jianfeng Guo paid $25,901,531 to a third party to acquire land use rights for No. 79 Courtyard project during 2010, while Exhibit 99.2 to the Form 8-K as originally filed indicates that he paid $29,845,846 during the nine months ended September 30, 2010.

Company Response: As at September 30, 2010, Mr. Jianfeng Guo paid $29,845,846 (RMB 200,000,000) directly to the seller of the land use right on the Operating Companies’ behalf, orally agreed with the seller that the whole amount would be used to settle part of the land use right purchase.  In the fourth quarter of 2010, the company also advanced certain amount of cash to the seller, and Mr. Guo Jianfeng orally agreed with the seller that only $25,901,531 (RMB175,580,000) of total $29,845,846 (RMB200,000,000) payment is designated as settlement of land use right purchase.  The difference was deducted from our gross payable balance to Mr. Guo Jianfeng.

44.
We note your response to comment 65 from our letter dated April 1, 2011 and your revised disclosure. Revise the disclosure under “Due to a stockholder” to explain that Mr. Jianfeng Guo paid money on behalf of the Operating Companies, not the Company, to obtain land use rights. Per prior comment 65, explicitly state that you have relied on Mr. Guo Jianfeng to provide financing to the Operating Companies in the past and your expectation as to whether he will continue to do so in the future.

Company Response: The Company has revised the disclosure under section “Material financial obligations—Due to a stockholder” in the Second Amendment.

Exhibit 99.1

Consolidated Balance Sheets, page 4

45.
We note that as of December 31, 2010 you have $22.4 million in “revenue in excess of billings.”  This represents 44% of your total revenue for the year ended December 31, 2010. We also note your disclosure on page 17. Please enhance that disclosure and state specifically what is included in line item “revenue in excess of billings.” Refer to your basis in accounting literature. Tell us why you did not have revenue in excess of billings in your balance sheet for the nine months ended September 30, 2010. Disclose in your financial statements and in your MD&A why the amount of this line item is so significant. Furthermore, in your financial statements, and in the liquidity and critical accounting estimates sections of your MD&A, discuss your ability to collect this balance. Disclose when you expect to collect this receivable.

Company Response: We have revised Note 5 to consolidated financial statements and section “Operating Activities” in the Second Amendment.

The substantial increase was due to we sold commercial units and residential units in the fourth quarter of 2010 had higher degree of completion (around 70% of Kirin County and 100% of Wancheng New World), and generated more revenue; however, we only received lower degree of down payments (on average 30%). The difference was reflected as ‘revenue in excess of billings”.

Similar to other Chinese real estate developers, we usually organize sales of units in a project into several batches, because near-completion units usually yield higher selling prices. However, general practice is customers who purchase near-completion under construction properties pay similar amount of down payments upon execution of sales contracts (20% to 50%), with remaining balances to be repaid within next 6 to 12 months (before the delivery of properties). It is not uncommon that we incur substantial ‘revenue in excess of billings’ balance, when we sell near-completion properties and received only down payments pursuant to sales contract terms.

Consolidated Statements of Changes in Stockholders’ Equity, page 6

46.	Please describe the capital contribution of $6,845,805 in the notes to your financial statements. It should be noted that this capital contribution is not discussed in Note 17, as indicated.

Company Response: We have revised Note 17(3) in Financial Statements to provide cross references.

Consolidated Statements of Cash Flows, page 7

47.
We note your response to our prior comment 78 (i), (j), (k), (n), and (o) from our letter dated April 1, 2011 where you state that you have complied with these disclosures in MD&A and have filed the legal agreement. However, we could not find the related disclosure and the legal agreement. Please advise. As such, we are re-issuing part of our prior comment 78 as follows:  We note that you received land use rights as a capital contribution from an owner. In this regard;

a.      As an exhibit to the filing, please file the legal agreement that provides for the equity owners contribution of land use rights to your Companies.

b.      Discuss in your MD&A whether this contribution agreement was registered with local, provincial or national authorities in the PRC.

c.      Discuss in your MD&A whether this contribution agreement is enforceable with the local, provincial or national authorities in the PRC.

d.      Discuss in detail in your MD&A, how your business would be impacted by the loss of the land use rights

e.      In your MD&A discuss the zoning of land for which you have land use rights. If the land is zoned for agricultural or other purposes other than your Kirin County Project, disclose that fact in the MD&A and discuss the risks associated with improper zoning

Company Response:

a. There is not an “agreement” for such capital contribution. Instead, the then sole shareholder issued a sole shareholder’s resolution with respect to such capital contribution, which is a legal document for capital contribution under the Company Law of the PRC. We have provided such sole shareholder’s resolution as Appendix
b. The resolution by the sole shareholder regarding capital contribution in the land use rights has been filed with local Administration for Industry and Commerce. As a matter of fact, any capital contribution, including cash and other contributions with land use right or IP rights in lieu of cash, shall be registered with local Administration for Industry and Commerce.
c. such resolution is effective and enforceable with local authority and the title of such land use right has been changed from the equity owner to Xingtai Zhongding.
d. If we lose such land use right, we may not be able to continue our development and construction of Kirin County Community Project, which would have material adverse impact on us. However, since we have obtained the title of and is the legal owner of such land use right, we believe the possibility of losing the land use right is rare.
e. The land use rights we own are not zoned for agricultural or other purpose other than residential and commercial real estate development.

48.
We note your response to our prior comment 97 from our letter dated April 1, 2011. Please note that if Mr. Guo Jianfeng, your beneficiary shareholder, paid for your land use rights, this appears to be a non-cash activity that should be disclosed supplementary to your consolidated statements of cash flow. In addition, if your shareholders contributed assets, those contributions should be reflected in your consolidated statement of changes in stockholders’ equity. Please revise accordingly. Disclose all non-cash transactions at the bottom of your consolidated statements of cash flows.

Company Response: Please refer to our response to Comment No. 69.

49.
We note your response to our comments 99 and 101 from our letter dated April 1, 2011. Tell us why Mr. Guo Jianfeng has not exercised his call options and when he plans to exercise them. If he hasn’t exercised his call options, tell us why you believe he is the controlling shareholder of Kirin China. As previously asked, please refer to your basis in accounting literature.

Company Response: Mr. Guo has not exercised the call option only because we are now in the process of replying to SEC comments, and he wants to exercise his option when the final 8-K is filed. As for his controlling shareholder position before he exercise his option, we understand it is because he is the final beneficial owner of Prolific Lion, which is the direct majority shareholder of us.

Under the current structure, Ms. Reien is the sole shareholder of Prolific Lion, but she is merely the nominal shareholder and holds shares thereof for Mr. Guo. She will return the shares of the Prolific Lion to Mr. Guo through the Call Option Agreements. Mr. Guo is the beneficial owners of Prolific Lion because there is no material requirement for the qualification of the exercise; instead, all requirements are easily achievable.

Also, before exercising the Option, Mr. Guo will have the control pursuant to clause 2.8 of the Call Option agreement which provided Mr. Guo the exclusive right to exercise the voting rights of all shares of Prolific Lion to vote on behalf of Ms. Reien for relevant issues including but not limited to selling or transferring all or any shares of the Prolific Lion, and to appoint and elect the directors of Prolific Lion before all shares of Prolific Lion are transferred to Mr. Guo and therefore has all powers to any decisions on Prolific Lion.

Notes to Consolidated Financial Statements

50.	Please disclose quarterly financial data for each full quarter within the two most recent fiscal years.

Company Response: As a smaller reporting company, as defined in Rule 12b-2 of the Exchange Act, the Company believes that it is not required to provide selected quarterly financial data.  We note that the Staff’s comment appears to be based on the requirements of Item 302(a) of Regulation S-K.  However, Item 302(c) of Regulation S-K provides that a smaller reporting company is not required to provide the information required by Item 302.

We note that Section 5230 of the Division of Corporate Finance Financial Reporting Manual provides that, in the context of a reverse acquisition, the Staff looks to the accounting acquirer’s eligibility as a smaller reporting company at the time of the reverse acquisition for purposes of the disclosures to be provided in the Form 8-K.  In this case, Kirin China is the accounting acquirer.  For purposes of the definition of “smaller reporting company” in Rule 12b-2 of the Exchange Act, Kirin China had no public float at the time of the reverse acquisition.  Therefore, in order to be smaller reporting company as defined in Rule 12b-2, Kirin China is required to have had annual revenues of less than $50 million during the most recently completed fiscal year for which audited financial statements were available at the time of the reverse acquisition, which was March 1, 2011.  At that time, the fiscal year ended December 31, 2009 was the most recently completed fiscal year for which audited financial statements were available.  For 2009, Kirin China’s revenue was approximately $23 million.  Accordingly, Kirin China qualified as a smaller reporting company at the time of the reverse acquisition.

Note 1 - Organization and Description of Business, page 8

51.
We note your response to our prior comment 98 from our letter dated April 1, 2011. It is not clear to us why you believe the disclosure requirements of ASC 810-10-45 and 810-10-50 are “no longer relevant.”  Tell us how you considered the disclosure requirements of ASC 810-10-45-25, and ASC 810-10-50-2 through 810-10-50-16. Please advise.

Company Response: For Variable Interest Entity (VIE) disclosures to be required for a group of consolidated entities, you must determine if the above structure and relationships are consistent with the VIE model or Voting Interest Model. In order to determine which model is appropriate you must analyze the rights and responsibilities of the individuals associated with the above group of consolidated entities.  In order for an entity to be a VIE, one of the following characteristics must exist on a combined basis:

1. The equity investment at risk is not sufficient for the People’s Republic of China Domestic Entity (“PRCDO”) to finance its operations without additional subordinated financing. This condition does not exist.

2. The (Equity Holders or EQ) as a group does not direct the activities of PRCDO that are most significant to the economic performance of the PRCDO. This condition does not exist since the EQ do direct the activities of the PRCDO that are most significant to its economic performance. The contractual agreements are not considered since the People’s Republic of China entity (the “PRC”) is controlled by the EQ. In addition, for the PRCDO to be a VIE, the EQ would not be entitled to the residual returns of the entity and are not required to absorb the losses of the entity. This condition does not exist.

3. The EQs, individually, are not entitled to residual returns of the entity and/or not required to absorb the losses of the PRCDO. This condition would be true if “Stop Loss” or “Guaranteed Return” Agreements” existed.  Such agreements do not exist in the Company’s structure. Also, the PRCDO was not designed for the benefit of one EQ or any other party. This condition does not exist.

The ownership structure that has been put in place to accomplish the offshore public listings provides for the Company owners to maintain voting control and should be considered an indirect controlling financial interest in the PRC by the existing EQ.  Therefore the PRC would not be considered a VIE since the equity investors are essentially the same before and after the public listing transaction.  Accordingly, the Company determined that the PRC is not a VIE and is utilizing the Voting Interest Model to determine the appropriate accounting disclosure and presentation requirements.

Note 2 - Summary of Significant Accounting Policies, page 10

Revenue Recognition, page 11

52.
We note your response to our prior comment 82 from our letter dated April 1, 2011. However, you did not tell us the underlying data used by the independent third parties to estimate costs to date. Also, if costs are not allocated to various projects, tell us how you are able to estimate total costs.

Company Response: Costs to date are not estimated by independent their parties but per our accounting records. We pay our contractors on a monthly basis or based on the accomplishment of milestones. Before we make any payments, independent third party experts are engaged to examine if work quality performed by contractors meet standards required by government regulations and those specified by us. We then approve the payments to contractors for satisfactorily performed work based on independent third party experts’ opinion, and the approved payments are added toward costs to date for the purpose of calculating percentage-of-completion.

For the three years ended December 31, 2010, we were able to use specific identification method to aggregate each project’s costs because we haven’t encountered the situation that a contractor worked for more than one of our projects and its common costs cannot be specifically identified for each of the projects.

Government Grant page 12

53.
We note your response to our prior comment 85 from our letter dated April 1, 2011. However, we are still unclear as to why you did not receive the grant directly. Please explain. You also state on page 12 that, “Cash representing the grant was transferred to an escrow bank account held by Business Investments, a trust equity owner... and is available to Xingtai Zhongding’s drawdown in accordance with the progress of Kirin County’s construction.”  In this regard, tell us why Xingtai Zhongding cannot draw down on the cash funds received from the government immediately. Finally, tell us why a government grant received by a trust equity owner and contributed to you should be recorded as income versus a capital contribution.

Company Response: We have revised the disclosures in the section titled of “Results of Operations—Other Income (Expense)” in the Second Amendment.

The land use rights of Kirin County project were previously acquired by Business Investment, a company indirectly wholly owned by Mr. Guo Jianfeng. Approximately $22,981,000 of government grant was remitted to Business Development in June 2008 as a fiscal arrangement because the local government had to execute the payment in the year’s budget. Instead of developing Kirin County project by itself, Business Investment decided to establish Xingtai Zhongding (incorporated in August of 2008) in order to develop Kirin County project by itself.  Business Investment contributed the land use rights as paid-in capital to Xingtai Zhongding. Although the government grant has been remitted to Business Investment, Business Investment was only involved nominally in earning the government. Also, as per government contractual document, the grant is only to be given to that entity which develops the project. Therefore, when Business Investment contributed the land use right to Xingtai Zhongding, Xingtai Zhongding therefore took over the responsibility to develop the project and accordingly is entitled to the grant funds.

Based on the arrangement between Business Investment and Xingtai Zhongding, which has been sanctioned by local government, the benefit of the government grant is to be transferred from Business Investment to Xingtai Zhongding because Xingtai Zhongding is wholly responsible for development and execution of the Kirin County Project. Specifically, Business Investment acts as an escrow agent but also is nominally responsible for Xingtai Zhongding’s progress. Earned portions of the government grant become available to Xingtai Zhongding based on percentage of completion.
As indicated before, the grant is given to that entity which develops the project. Business Investment contributed the land use rights as paid-in capital to Xingtai Zhongding.  Xingtai Zhongding took over the responsibility to develop the project. As a result, it was entitled to the grant funds. Therefore, the transfer of the fund is not a “contribution” but a pass through. As for the booking of the government grant as income, it was because the original source of funding was from government but not from independent business development. Business Development did not earn the grant and have no right to give it as a capital contribution.

54.
We note your response to our prior comment 100 (c) and (d) from our letter dated April 1, 2011. Please tell us if you, not your affiliate, have actually received cash regarding government grants. If you have not received the cash for the government grants, tell us your basis for recording these grants in your financial statements.

Company Response: We have revised disclosure of this section under the title of “Results of Operations---Other Income (Expense)” in the Second Amendment.

We haven’t received cash regarding the government grant; however, we have the right to determine how to utilize the earned government grant. Previously we had planned to receive cash and use it to pay off construction contractors of Kirin County project.  But Kirin County was already sufficiently funded by customer deposits and bank loans. We, therefore, decided, as the end of 2010, to use earned government funds to repay part of our payable balance to Mr. Guo Jianfeng, our beneficiary owner, who provided working capital to us to fund the acquisition of land use right of No. 79 Courtyard project.

This decision was made based on market conditions- specifically the fact that the No. 79 Courtyard land was, at that time, too profitable of an investment to pass over. Acquiring the rights to that land involved the following series of transactions: (1) Mr. Guo Jianfeng took the government grant, which was booked as a receivable from Mr. Guo; and (2) Mr. Guo paid part of the purchase price for land use right of the No. 79 Courtyard Project, which was booked as a payable to Mr. Guo Jianfeng; and then (3) the payables and receivables were set off.  Therefore, although we did not receive the cash, we have received the benefit, which was the basis for us to book the grants as other income in our financial statements.

55.
We note your response to our prior comment 100 (e) from our letter dated April 1, 2011. Tell us when government authorities actually remit cash for the grants they provide. Tell us what criteria the government uses to determine when you are eligible to receive the grant

Company Response: We have revised disclosure of this section under the title of “Results of Operations—Other Income (Expense)” in the Second Amendment.

Government grants are generally awarded for a specific purpose or project. Most them are presented to worthy causes planning important projects that would most profit a specific location or region. Another operation that may be funded is the improvement of the streets in a given neighborhood. In some instances, money might be claimed to help design a program that would help resurrect a poor area.

Achieving a government grant can be tough. There will be strong competition and the eligibility criteria for grants are stringent. The truth is that the China government is not distributing money just for nothing. Often this money has to be paid back, usually by putting time or carrying out government functions into community projects.= Criteria vary but in our case are likely to include housing prices, planning map and quality, etc. Government grant relating to real estate projects developed by the Company are recognized at fair value as other income when the Company have complied with the conditions attached to the grant and the grant’s collection is reasonably assured.

In our case, the local government remitted approximately $22,981,000 to Business Investment’s bank account on June 18, 2008.

According to the contractual document issued by People’s Government of Xingtai City, Qiaoxi District concerning the grant:

    “Municipal land resource authorities and finance authorities shall organize specific fund support to the developer of the project in the amount of approximately $22,981,000 in order to stabilize the local housing price, support the renovation of old municipals and subsidize the developer to provide high quality and affordable housing to Xingtai citizens.”

We believe these objectives are served in the process of our construction of Kirin Country project, which improves surrounding areas’ land values, and through the pre-sale in which we offer residential units at reasonable prices to homebuyers.

56.
We note your response to our prior comment 100 (f) from our letter dated April 1, 2011. However we could not locate in your filing discussion regarding any condition or contingency involving the government grant. As such we are re-issuing our prior comment. In MD&A disclose any condition or contingency involving the government grant, including whom the recipient of the grant should be and whether a wholly foreign owned enterprise has the right to receive these grant funds.

Company Response: We have revised disclosure of this section under the title of “Results of Operations—Other Income (Expense)” in the Second Amendment.

Government grants are generally awarded for a specific purpose or project. Achieving a government grant can be tough. There will be strong competition and the eligibility criteria for grants are stringent. Criteria vary but in our case are likely to include housing prices, planning map and quality, etc.

There are also terms and conditions that apply to all grants. If these aren't followed, immediate repayment of the grant can be required. However, generally you do not have to repay grants or interest on them unless you break the conditions.

The government grant does not have limitation or restriction on foreign investment, which means if a wholly foreign owned enterprise participate such project and meets other conditions, it can be the recipient.

Restricted Cash, page 13

57.
We note your response to our prior comment 88 from our letter dated April 1, 2011. Please confirm that when you discussed revenue recognition in this particular response, you were referring to sales where you use percentage-of-completion method and not the full accrual method.

Company Response: The discussion in restricted cash specifically accommodates revenue recognition using percentage-of-completion method.

58.	We note your statement that “Banks will ask the developer to provide guarantee to the loan.” Tell us how you considered ASC 460 with regard to your loan guarantees.

Company Response: We added Note 18 “Contingent liabilities” to reflect our considerations on the accounting for guarantees provided to mortgage banks. Fair value of these guarantees is insignificant because in case of default we are able to take back properties sold to homebuyers to cover any payments to banks.

Note 3 - Acquisition of a Subsidiary, page 16

59.
We note your response to our prior comment 92 from our letter dated April 1, 2011. Tell us specifically who owned Business Services before Xingtai Zhongding acquired them on July 1, 2009. Tell us each owner, his ownership percentage, and how they are related to Mr. Guo Jianfeng.

Company Response:

Original owners, their percentages of interest, and relationship with Mr. Guo Jianfeng are as follows:
Equity owner	Interest	Relationship with Mr. Guo Jianfeng
Mr. Guo Jianfeng	18%	n/a
Mr. Shi Yong	15%	Employee. Unrelated to Mr. Guo Jianfeng
Mr. Huang Limin	12%	Employee. Unrelated to Mr. Guo Jianfeng
Mr. Zou Qingge	12%	Friend of Mr. Guo Jianfeng. Unrelated.
Mr. Guo Jianfei	10%	Sibling of Mr. Guo Jianfeng
Mr. Guo Jianhe	10%	Sibling of Mr. Guo Jianfeng
Mr. Su Wentao	6%	Ex-employee. Unrelated to Mr. Guo Jianfeng
Mr. Fei Jiguang	5%	Ex-employee. Unrelated to Mr. Guo Jianfeng
Mr. Wu Hui	5%	Ex-employee. Unrelated to Mr. Guo Jianfeng
Ms. Shi Lixia	3.5%	Employee. Unrelated to Mr. Guo Jianfeng
Mr. Zhang Zhiqiang	3.5%	Ex-employee. Unrelated to Mr. Guo Jianfeng

Note 4 - Accounts Receivable, page 17

60.
We note your response to our prior comment 81 and 93 from our letter dated April 1, 2011 and your new disclosure on page 17. For the full accrual method, tell us why you believe it is appropriate to recognize revenue before contract amounts are fully received and before title documents of properties and land use rights are provided to the buyer. Refer to your basis in accounting literature.

Company Response:

We follow ASC 360-20-40-5 on determination of revenue by full accrual method. ASC 360-20-40-5 requires that

a) A sale is consummated;
b) The buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;
c) The seller’s receivable is not subject to future subordination;
d) The seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property.

Per ASC 360-20-40-7, “a sale shall not be considered consummated until all of the following conditions are met:

a) The Parties are bound by the terms of a contract;
b) All considerations has been exchanged;
c) Any permanent financing for which the seller is responsible has been arranged;
d) All conditions precedent to closing have been performed;

Minimum initial investment requirements are set out in ASC 360-20-55-1 to -2, and 25% of sales value should be sufficient; on minimum continuing investment requirements, ASC 360-20-40-19 says: “The buyer’s continuing investment in a real estate transaction shall not qualify unless the buyer is contractually required to pay each year on its total debt for the purchase price of the property an amount at least equal to the level annual payment what would be needed to pay that debt and interest on the unpaid balance over no more than … the customary amortization term of a first mortgage loan by an independent established lending institution for other real estate”

We recognize revenue from sales of completed condominium units by full accrual method when following conditions are met:

1) Sales contract is signed and registered to government authorities;
2) Minimum 50% down payment has been received from homebuyer;
3) Remaining amount of property’s selling price will be paid within 12 months, and this clause is included in sales contract;
4) Property has been delivered to homebuyer (keys have been handed over);
5) Grand House Ownership Certificate of the condominium has been obtained by us.

In accordance with ASC 360-20-40-5(b) and ASC 360-20-40-7(b), revenue by full accrual method can be recognized so long as the payments plan has been arranged, and buyer’s initial and continuing payments are sufficient. We believe for our situation that buyers are required to pay a down payment at minimum of 50% sales value, and pay off remaining balance within 12 months satisfy these conditions.

On consideration of provision of title documents – we ensure that we would obtain the “Grand House Ownership Certificate” of the condominium containing the units sold before recognizing revenue for sold units. In China, issuing title document of a condominium unit is divided into two steps. In the first step, developer of the condominium applies for the “Grand House Ownership Certificate”. This certificate is registered under developer’s name and is issued for the whole condominium instead of each of its units. In the second step, homebuyer applies for the “Junior House Ownership Certificate” for his purchased unit, which is registered under his name. Homebuyer needs to submit property sales contract and invoice to government authorities for the application of the “Junior House Ownership Certificate”. We, as the developer, provide assistance to homebuyers during their application; however, it is not under our control nor is it our responsibility to ensure homebuyers to obtain their Junior House Ownership Certificates. We believe that after we have obtained “Grand House Ownership Certificates” of condominiums, we have fulfilled our duties ensuring homebuyers can obtain their title documents, and therefore the sale is consummated, and we are able to recognize revenue of completed properties by full accrual method.

Note 8 - Properties Available for Sale, and Properties and Land Lots under Development page 18

61.
We note your response to our prior comment 78 (a) from our letter dated April 1, 2011 and your new disclosure on page 18 which states, “the Company participated in Kong Village Relocation Program in which the Company constructs a real property and transfers to local government at no costs, and reimburses costs incurred by local government compensating villagers and zoning and developing vacated land lots. In exchange for the financing, the Company will be invited to bid for vacated land parcels for residential and commercial use at public auction at market price, and majority of the proceeds received by local government will be refunded to the Company.”  In this regard, in the notes to your financial statements and in your MD&A:

a.      Clarify the statement noted above.

b.      Disclose more specific details regarding the Kong Village Relocation Program.

c.      Describe what you mean by your reimbursement of “costs incurred by local government compensating villagers and zoning and developing vacated land lots.”

d.      Disclose the business purpose of paying villagers in relation to acquiring these land use rights.

e.      Disclose why the majority of the proceeds received by local government will be refunded to the Company.

f.      Referring to your basis in accounting literature, tell us why you are able to capitalize costs related to the Kong Village Relocation Program.

Company Response: We have revised disclosure of this section under the title of “Relocation Program of Kong Village” in the Second Amendment.

62.
We note your statements that, “As of December 31, 2010 and 2009, prepayments for obtaining land use rights without receiving land use right certificates were nil and $21,590,710, respectively.”  In this regard, please tell us if you recognized any revenue for these land use rights before you received the land use right certificates.

Company Response: According to relevant government regulations, we cannot start the property construction without obtaining land use right certificates. Because ASC 360-20-40-50(a) requires construction is beyond a preliminary stage for a condominium project, before profit can be recognized by the percentage-of-completion method on the sale of individual units, we do not recognize revenue for those projects that we haven’t received proper land use right certificates.

63.
We note that you have $12.7 million and $3.8 million capitalized for land lots under development for Kirin Bay.  Based on your disclosure, it appears that you do not have land use rights associated with that land development. Since you do not have land use rights for this development, tell us your basis for capitalizing these costs. Tell us why you believe these costs represent an asset. Tell us what will happen to this asset if you do not secure the associated land use rights. Refer to your basis in accounting literature.

Company Response: The land must be vacated before it can be auctioned. According to agreement with local government, we are required to incur costs to relocate villagers. After villagers are settled in elsewhere, the occupied land is cleared and auctioned, during which we are rewarded with the land use rights.

As discussed in our response to Comment No. 61 (f), we capitalize these relocation costs in accordance with ASC 970-360-25-2, “Project costs clearly associated with the acquisition, development, and construction of a real estate project shall be capitalized as a cost of that project”, because we anticipate we will be rewarded with land use rights during the auction of the land.

If we fail to secure the associated land use rights through the auction, we have to write-off any capitalized relocation costs because they will not have any future economic benefits to us. However, based on our past experience, such scenario that local government does not honor agreement is very remote. As a matter of fact, we have secured 120,000 square meters of land use right relating to Kong Village Relocation Program. We expect to obtain land use rights of other 128,000 square meters in the second half of the year.

Note 12- Income Taxes, page 19

64.
We note your response to our prior comment 94 from our letter dated April 1, 2011. It appears LAT is reflected in the reconciliation between statutory rate and the effective tax rate on page 20. Tell us why sales-related business tax, urban construction tax, and education surcharge are not reflected in the reconciliation.

Company Response: Land Appreciation Tax (“LAT”) is calculated at a range of progressive rates on the “appreciation”, that is, gross margin of real estate projects, with certain allowable adjustments. We believe as the LAT is levied on the profitability, which is similar to Enterprise Income Tax (“EIT”), they should be grouped under “Income taxes” on the statement of operations.

Business tax, urban construction tax and education surcharge are calculated at certain percentages of revenue. Costs or profitability of real estate projects do not have any impact on the amounts of business tax, urban construction tax and education surcharge. As business tax, urban construction tax and education surcharge have characteristics of sales tax, they have been deducted from the gross revenue on the statement of operations and are not grouped with LAT or EIT under “Income taxes”.

65.
We note your response to our prior comment 95 from our letter dated April 1, 2011 and your statement that you did not have taxable income for the year ended December 31, 2008. However, based on page 5 it appears that you had $2,264,845 in income before taxes for the year ended December 31, 2008. You also show EIT of $566,211 for the year ended December 31, 2008 in your reconciliation of PRC statutory rate to your effective tax rate. Please advise.

Company Response: Pursuant to a regulation promulgated by State Administration of Taxation, Guoshuifa (2009) No. 31 “Provisions for Income Tax Treatments by Enterprises Developing or Selling Real Estates”, which became effective from January 1, 2008, before the construction is completed, taxable income for a real estate project under development is calculated as not less than 10% of cash collected from homebuyers as gross margin, plus actual selling, general and administration expenses incurred, during a specific year. Generally, this regulation shifts majority of income tax to the year a real estate project is completed, and we pay none or little income tax during a real estate project’s construction years.

We only had New World Commercial Center project under development during the year ended December 31, 2008, and no real estate project completed in the same year. We did not have current income tax for the year ended December 31, 2008 pursuant to Guoshuifa (2009) No. 31 described above; however, as we had profit before tax of $2,264,845, we recorded a deferred income tax expense of $590,573, representing income tax attributed to the year ended December 31, 2008 to be paid in 2009, when the New World Commercial Center project was completed.

66.	We note your line items on page 21 labeled, “Offsetting with deferred tax liabilities” and “Offsetting with deferred tax assets” both equal $570,469. Please explain.

Company Response: Some of our subsidiaries had both deferred tax assets and deferred tax liabilities. Pursuant to ASC 740-10-45-6 “For a particular tax-paying component of an entity and within a particular tax jurisdiction, all current deferred tax liabilities and assets shall be offset and presented as a single amount and all noncurrent deferred tax liabilities and assets shall be offset and presented as a single amount.”, they have been offset and presented as single amounts of either deferred tax assets or deferred tax liabilities.

67.
Please clarify the following disclosure in your filing, “Because the grant is given by local government which received proceeds of the related land use rights through public auction, it is prevailing practice that the entities receive such grants do not include earned grant in taxable income.”  In addition, tell us in detail your basis for not recording the government grant in taxable income. Refer to your basis in accounting literature.

Company Response: We have re-written the sentence as follows: “The Company did not include earned grant in taxable income because we expected local government would provide assistance to us to obtain approvals permitting exclusion of the grant from taxable income. As of June 3, 2011, the Company hasn’t received approval from appropriate level of tax authorities permitting the exclusion of earned government grant from taxable income for the two years ended December 31, 2010.”

We followed ASC 740-10-25-6 and two-step process described in ASC 740-10-55-3 in determining the amount of unrecognized tax benefit recognized for the government grant.

ASC 740-10-26-6 says: “An entity shall initially recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The term more likely than not means a likelihood of more than 50 percent…The more-likely-than-not recognition threshold is a positive assertion that an entity believes it is entitled to the economic benefits associated with a tax position. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold shall consider the facts, circumstances, and information available at the reporting date. The level of evidence that is necessary and appropriate to support an entity's assessment of the technical merits of a tax position is a matter of judgment that depends on all available information.”

ASC 740-10-55-3 says “The application of the requirements of this Subtopic related to tax positions requires a two-step process that separates recognition from measurement. The first step is determining whether a tax position has met the recognition threshold; the second step is measuring a tax position that meets the recognition threshold.”

The grant was distributed from local government’s budget. As the local government is also a recipient of enterprise income tax revenue, it is common that local tax authorities permit the exclusion of government grant from taxable income. However, pursuant to relevant laws, such exemption usually requires higher level government’s approval, which the local government rewarding the grant currently has not obtained.

We believe that had the tax filing been examined by higher level of tax authorities, all of earned government grant would be regarded as taxable in the absence of appropriate approval, and accordingly, we classify all of the tax position as unrecognized tax benefit.

Note 17 - Related Party Transactions and Balances, page 23

68.
We note your statement that “as at December 31, 2010, accumulated earned government grant of $16,844,938 for the years 2010 and 2009 was used to repay payments and working capital made by Mr. Guo Jianfeng, the controlling beneficiary owner of the Company.”  Please tell us how you accounted for these transactions. In this regard, provide us with your journal entries used to record; the working capital payments made by Mr. Guo Jianfeng, the receipt of government grants, and the repayment to Mr. Guo Jianfeng. In addition, please disclose the gross amount of working capital paid by Mr. Guo Jianfeng or other related parties on behalf of the company. Disclose the gross value of all related party transactions.

Company Response: Illustrative journal entries have been included in our response to Comment No. 70.  We have revised Note 17(3) to the consolidated financial statements to disclose gross amount provided by Mr. Guo Jianfeng.

69.
We note your statement that, “In 2010, Mr. Guo Jianfeng, the controlling beneficiary owner of the Company, paid $25,901,531 on behalf of the Company to a third party to acquire a piece of land use right for the development of No. 79 Courtyard project.” Please tell us how you accounted for this transaction. It should be note that we do not see a capital contribution in the consolidated statements of changes in stockholders’ equity. We also do not see this transaction disclosed as a non-cash activity in the consolidated statements of cash flows. Please advise.

Company Response: This transaction is accounted for as working capital provided by Mr. Guo Jianfeng to finance the payment to acquire the land use right. The journal entry is as follows:

Dr:  Development Cost $25,901,531
Cr:  Payable to Mr. Guo Jianfeng  $25,901,531

The Company will be able to generate sufficient cash flow and profit to cover the cost of land use right purchase once the pre-sale starts from 2011. Mr. Guo Jianfeng determined to provide short term liquidity support instead of making additional capital contribution to the Company.

As this working capital support is similar to other working capital provided by Mr. Guo Jianfeng, we have removed the sentence, which might cause ambiguity.

This transaction’s impact has been included in “Cash flows from operating activities – Changes in operating assets and liabilities – Real estate properties and land lots under development” and “Cash flows from financing activities – Proceeds from due to a stockholder”, respectively.

70.
Please clarify your statement that, “At each year-end, affiliate companies and individuals owning receivable balances from and/or payable balances to the Company on Mr. Guo Jianfeng’s behalf, reassigned their balances to Mr. Guo Jianfeng pursuant to existing arrangements, as recited by multi-party agreements entered into between Mr. Guo Jianfeng, related affiliate companies and individuals, and the Company, subsequent to year-ends.”  Tell us how these balances are recorded in your financial statements. Provide us with the journal entries used to record these transactions. Tell us why you only reassign the balances to Mr. Guo Jianfeng at each year end versus every reporting period.

Company Response: We have revised description of the notes to the financial statements. These reassigning and offsetting entries are posted at each reporting period-end.

The selection of affiliated companies and individuals for providing working capital to the Company is mainly based on their respective availability of cash fund. Historically these transactions were rolled forward and not settled on a timely basis once occurred. As a result, increased number of affiliated companies and individuals were involved in the period-end offsetting. We have started to clean up those receivable and payable balances which no longer related to current level of working capital provided by Mr. Guo Jianfeng to the Company from the second quarter of 2011.

For the years ended December 2010 and 2009, we used following journal entries to record offsetting transactions at period-ends:

Abbreviations

Business Service	Xingtai Zhongding Business Service Co., Ltd., a subsidiary of the Company

Project Management	Xingtai Zhongding Construction Project Management Co., Ltd., a subsidiary of the Company

Hebei Zhongding	Hebei Zhongding Real Estate Development Corporation, a subsidiary of the Company

Xingtai Zhongding	Xingtai Zhongding Jiye Real Estate Development Co., Ltd., a subsidiary of the Company

Kirin Technology	Huaxia Kirin (Beijing) Technology Development Co., Ltd., an affiliate of the Company engaging in non-real estate development related business

Kirin Investment	Huaxia Kirin (Beijing) Investment Co., Ltd., an affiliate of the Company engaging in non-real estate development related business

Huada Mining	Hebei Shahe Huada Mining Co., Ltd., an unrelated company sold land use rights to the Company which was financed by borrowings from Mr. Guo Jianfeng

Shengdi Real Estate	Changsha Shengdi Real Estate Co., Ltd., an unrelated company having business relation with Mr. Guo Jianfeng

Mr. Guo Jianfei	Sibling of Mr. Guo Jianfeng

Kirin Trading	Xingtai Kirin Trading Co., Ltd., an affiliate of the Company providing procurement services to the Company

Business Investment	Xingtai Business Jiye Investment Co., Ltd., an affiliate of the Company in dormant status

Ms. Bi Liping	Spouse of Mr. Guo Jianfeng

Ms. Su Feng, Ms. Qiu Jing, Mr. Liu Haifeng and Mr. Xie Yuelai	Employees of the Company who acted as proxy of Mr. Guo Jianfeng for certain non-real estate development business

Fund Management	Huaxia Kirin (Tianjin) Equity Investment Fund Management Co., Ltd., an affiliate of the Company engaging in non-real estate development related business

For the year ended December 31, 2010

Business Service

Dr:	Intra-group receivables	$69,260
Cr:	Other receivables – Kirin Technology	$23,087
	Other receivables – Kirin Investment	$46,173

To reclassify balances previously receivable from affiliate companies and individuals assigned to Mr. Guo Jianfeng pursuant to multi-party agreements to intra-group receivables account.

Project Management

Dr:	Intra-group receivables	$1,803,843
Cr:	Other receivables – Mr. Guo Jianfeng	$30,782
	Other receivables – Kirin Technology	$1,773,061

To reclassify balances previously receivable from affiliate companies and individuals assigned to Mr. Guo Jianfeng pursuant to multi-party agreements to intra-group receivables account.

Hebei Zhongding

Dr:	Intra-group receivables	$10,994,743
Cr:	Other receivables – Huada Mining	$6,990,663
	Other receivables – Shengdi Real Estate	$3,078,231
	Other receivables – Mr. Guo Jianfeng	$374,313
	Other receivables – Mr. Guo Jianfei	$96,194
	Other receivables –Kirin Investment	$455,342

To reclassify balances previously receivable from affiliate companies and individuals assigned to Mr. Guo Jianfeng pursuant to multi-party agreements to intra-group receivables account.

Dr:	Other payables – Business Investment	$98,307
	Other payables –Kirin Technology	$6,710,652

Dr:	Other payables – Mr. Guo Jianfei	$1,824,012
	Other payables – Mr. Guo Jianfeng	$32,668,865
Cr:	Intra-group payables	$41,301,836

To reclassify balances previously payable to affiliate companies and individuals assigned to Mr. Guo Jianfeng pursuant to multi-party agreements to intra-group payables account.

Xingtai Zhongding

Dr:	Intra-group receivables	$11,787,902
Cr:	Other receivables – Kirin Trading	$32,557
	Other receivables – Business Investment	$7,695,579
	Other receivables – Kirin Technology	$1,509,873
	Other receivables – Kirin Investment	$1,317,483
	Other receivables – Mr. Guo Jianfeng	$31,898
	Other receivables – Ms. Bi Liping	$392,474
	Other receivables – Ms. Su Feng	$61,565
	Other receivables – Ms. Qiu Jing	$315,521
	Other receivables – Mr. Liu Haifeng	$430,952

To reclassify balances previously receivable from affiliate companies and individuals assigned to Mr. Guo Jianfeng pursuant to multi-party agreements to intra-group receivables account.

Dr:	Other payables – Fund Management	$834,871
	Other payables – Mr. Guo Jianfei	$3,204,090
Cr:	Intra-group payables	$4,038,961

To reclassify balances previously payable to affiliate companies and individuals assigned to Mr. Guo Jianfeng pursuant to multi-party agreements to intra-group payables account.

Consolidation

Dr:	Intra-group payables (Hebei Zhongding)	$41,301,836
	Intra-group payables (Xingtai Zhongding)	$4,038,961
Cr:	Intra-group receivables (Business Service)	$69,260
	Intra-group receivables (Project Management)	$1,803,843
	Intra-group receivables (Hebei Zhongding)	$10,994,743
	Intra-group receivables (Xingtai Zhongding)	$11,787,902
	Receivable from a trust equity owner	$16,844,938
	Due to a stockholder	$3,840,111

To offset intra-group receivables and payables, and government grant receivable from a trust equity owner. The remaining balance is reclassified as due to a stockholder, representing net working capital provided by Mr. Guo Jianfeng as at December 31, 2010.

For the year ended December 31, 2009

Business Service

Dr:	Intra-group receivables	$21,938
Cr:	Other receivables – Kirin Technology	$21,938

To reclassify balances previously receivable from affiliate companies and individuals assigned to Mr. Guo Jianfeng pursuant to multi-party agreements to intra-group receivables account.

Project Management

Dr:	Intra-group receivables	$1,629,322
Cr:	Other receivables – Mr. Guo Jianfeng	$29,252
	Other receivables – Kirin Technology	$1,600,070

To reclassify balances previously receivable from affiliate companies and individuals assigned to Mr. Guo Jianfeng pursuant to multi-party agreements to intra-group receivables account.

Hebei Zhongding

Dr:	Intra-group receivables	$426,893
Cr:	Other receivables – Mr. Guo Jianfeng	$355,409
	Other receivables – Ms. Guo Jianfei	$61,977
	Other receivables – Ms. Bi Liping	$9,507

To reclassify balances previously receivable from affiliate companies and individuals assigned to Mr. Guo Jianfeng pursuant to multi-party agreements to intra-group receivables account.

Dr:	Other payables – Business Investment	$1,045,750
	Other payables – Kirin Technology	$5,072,983
	Other payables – Mr. Guo Jianfei	$1,763,880
Cr:	Intra-group payables	$7,882,613

To reclassify balances previously payable to affiliate companies and individuals assigned to Mr. Guo Jianfeng pursuant to multi-party agreements to intra-group payables account.

Xingtai Zhongding

Dr:	Intra-group receivables	$12,591,741
Cr:	Other receivables – Kirin Trading	$833,675
	Other receivables – Business Investment	$7,312,935
	Other receivables – Kirin Technology	$1,727,315
	Other receivables – Mr. Guo Jianfeng	$428,867
	Other receivables – Ms. Bi Liping	$372,960
	Other receivables – Mr. Xie Yuelai	$14,626
	Other receivables – Mr. Guo Jianfei	$1,901,363

To reclassify balances previously receivable from affiliate companies and individuals assigned to Mr. Guo Jianfeng pursuant to multi-party agreements to intra-group receivables account.

Consolidation

Dr:	Intra-group payables (Hebei Zhongding)	$7,882,613
	Additional paid-in capital	$6,787,281
Cr:	Intra-group receivables (Business Service)	$21,938
	Intra-group receivables (Project Management)	$1,629,322
	Intra-group receivables (Hebei Zhongding)	$426,893
	Intra-group receivables (Xingtai Zhongding)	$12,591,741

To offset intra-group receivables and payables. The remaining balance is reclassified as deduction of additional paid-in capital, representing net working capital provided to Mr. Guo Jianfeng as at December 31, 2009.

Exhibit 99.3 Pro Forma Financial Information

71.
We note your response to our prior comment 102 from our letter dated April 1, 2011. However, it appears that you did not file pro forma income statements for the years ended December 31, 2009 and 2010. Please file these pro forma income statements.

Company Response: In a combination involving a public shell company and an operating business, the need for separate pro forma financial information is needed.  Because the pubic shell company has no business, the operating business will become the accounting reporting entity, and the financial statements of the operating business are included in the filing, normally all that is needed is pro forma balance sheet information and pro forma earnings per share data, and pro forma income statement information is usually not presented because the public shell company is not an operating business.

72.
Please label and disclose in detail all of your pro forma adjustments. The labels in your pro forma financial statements should correspond to the footnotes to your pro forma financial information. Your footnotes should show and describe each adjustment in detail.

Company Response: We have revised the presentation of Exhibit 99.3 Pro Forma Financial Information.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Kirin International Holding, Inc.

By:   /s/ Longlin Hu
         Longlin Hu President and Chief Executive Officer